                                            Filed by Conestoga Enterprises, Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                    Subject Company: Conestoga Enterprises, Inc.
                                                   (Commission File No. 0-24064)

                             NOTICE OF REDEMPTION

 TO HOLDERS OF CONESTOGA ENTERPRISES, INC. SERIES A CONVERTIBLE PREFERRED STOCK
                                January 7, 2002

NOTICE IS HEREBY GIVEN, that Conestoga Enterprises, Inc. ("Conestoga") has
                                                           ---------
elected to redeem all of the outstanding shares of its Series A Convertible Preferred Stock (the "Series A Stock") in accordance with the terms thereof.
                      --------------

A.  Terms of the Redemption:  In accordance with Section 7 of the terms of the
    -----------------------
Series A Stock, Conestoga hereby gives notice of the following:

     1.  The redemption date is February 6, 2002 (the "Redemption Date").
                                                       ---------------

     2. The redemption price is $66.937 for each share of Series A Stock to be redeemed (the "Redemption Price").
               ----------------

          In accordance with Section 5 of the terms of the Series A Stock, the redemption price is equal to the sum of (i) $66.30 (determined by multiplying the $65.00 per share par value of the Series A Stock by 102%), and (ii) $ 0.637 (the per share unpaid cumulative dividend thereon to February 6, 2002).

     3. The redemption is an optional redemption by Conestoga pursuant to, and in accordance with, Sections 5, 7 and 11 of the terms of the Series A Stock.

     4.  The conversion price is $22.95.

          Consequently, in accordance with Section 11 of the terms of the Series A Stock, you may at any time prior to the close of business on February 5, 2002 (the day preceding the February 6 Redemption Date) elect to convert all or part of your shares of Series A Stock into 2.832 shares of Conestoga common stock, par value $1.00 per share. The number of shares of Conestoga common stock into which a share of Series A Stock may be converted is determined by dividing (x) the $65.00 per share par value of the Series A Stock by (y) the $22.95 conversion price.

     5. On the Redemption Date (February 6, 2002), the Redemption Price ($66.937) will become due and payable upon each share of Series A Stock then outstanding. In accordance with Section 11 of the terms of the Series A Stock, the right of any holder to convert any of his or her shares of Series A Stock into shares of Conestoga common stock shall cease as of the close of business on February 5, 2002 (the day preceding the February 6 Redemption Date), unless default shall be made in the payment of the Redemption Price.

     6. Shares of Series A Stock outstanding on the Redemption Date are to be surrendered for payment of the Redemption Price at Conestoga's offices at 202 East First Street, Birdsboro, Pennsylvania 19508. Such shares may be hand delivered or mailed to Conestoga at this address.

B.   Pending Merger with D&E Communications, Inc.:
     --------------------------------------------

     1. As has been publicly announced, Conestoga is a party to a merger agreement with D&E Communications, Inc. ("D&E") providing for the acquisition of
                                          ---
Conestoga by D&E. In connection with the consummation of the merger transaction (the "Merger") contemplated by such agreement, holders of shares of Conestoga
      ------
common stock will be entitled to receive $33.00 per share, in stock, cash or a combination of both, as long as the per share price of D&E common stock before the closing (based on a trailing weighted average determined in accordance with the terms of the merger agreement) is within a range of $13.00 to $23.00 (the "Fixed Price Stock Range").

     2. In the Merger, holders of Conestoga common stock will have the right to elect to receive cash and/or D&E common stock consideration. In particular, holders of Conestoga common stock will be able to make one of the following three elections regarding merger consideration to be received:

          (1) to have 100% of such holders' Conestoga shares each convert into $33 in cash;

          (2) to have 55% of such holders' Conestoga shares each convert into $33 in cash and 45% of such holders' Conestoga shares each convert into a number of shares of D&E common stock (determined by reference to a variable exchange ratio); or

          (3) to have 100% of such holders' Conestoga shares each convert into a number of shares of D&E common stock (determined by reference to a variable exchange ratio)

     The shares of D&E common stock into which each Conestoga common share would be converted in the case of elections (2) and (3) above would have a $33 value (based on such trailing weighted average price), provided that the above-referenced per share D&E common stock trailing weighted average price is within the Fixed Price Stock Range. Under all circumstances, holders of Conestoga common stock who make election (2) above will have their shares converted in the Merger in accordance with such election. The elections of holders of Conestoga common stock pursuant to options (1) and (3) above will, under certain circumstances described in the merger agreement, be subject to pro ration such that holders electing to receive 100% cash consideration may instead receive some consideration in the form of D&E common stock and holders electing to receive 100% D&E common stock consideration may instead receive some consideration in the form of cash.

     The shares of D&E common stock into which each Conestoga common share would be converted in the case of elections (2) and (3) above (or in the case of election (1) to the extent by virtue of potential pro ration procedures) would have a value of less than $33 if the above-referenced trailing weighted average price is less than $13.00 and a value of greater than $33 if such weighted average price is greater than $23.00.

     3. Holders of Conestoga's Series A Stock should consider how the pending Merger could affect their decision to allow the redemption of their shares of Series A Stock at $66.937 per share or, at any time prior to the close of business on February 5, 2002 (the day preceding the February 6 Redemption Date), to voluntarily convert any such shares into shares of Conestoga's common stock at the conversion rate of 2.832 shares of Conestoga common stock for each share of Series A Stock for which conversion is selected.

     On January 3, 2002 (the second to last trading day preceding the date of this Redemption Notice):

          . the last sales price of Conestoga common stock was $31.94 (referred to below as the "Conestoga Reference Stock Price"), and
                              -------------------------------
          . the last sales price of D&E common stock was $18.50 (referred to below as the "D&E Reference Stock Price").
                           -------------------------

     The following table contrasts (A) the value of the cash to be received by a holder of 100 shares of Series A Stock in connection with the redemption of such shares in accordance with this Notice of Redemption to (B) the market value (determined for purposes of this example by multiplying the number of shares of Conestoga common stock by the Conestoga Reference Stock Price) of the 283 shares of Conestoga common stock that would be issued to such holder upon the voluntary conversion of all such shares of Series A Stock into shares of Conestoga common stock in accordance with Section 11 of the terms of the Series A Stock:

   -----------------------------------------------------------------------------
                   (A)                                   (B)

   Redemption Value of 100 shares of         Market Value of Conestoga common
       Series A Stock                        stock issued upon conversion of 100
                                                  shares of Series A Stock

   -----------------------------------------------------------------------------
        $6,693.70 in cash                         $9,039.02 in stock
   -----------------------------------------------------------------------------

The following table contrasts (A) the value of the cash to be received by a holder of 100 shares of Series A Stock in connection with the redemption of such shares in accordance with this Notice of Redemption to (B) the value of the merger consideration (based on such trailing weighted average price) that would be received by such holder under the following three scenarios if (i) such holder voluntarily converted such 100 shares of Series A Stock into shares of Conestoga common stock in accordance with Section 11 of the terms of the Series A Stock, and (ii) at the closing of the Merger, the trailing weighted average price of a share of D&E common stock was equal to the D&E Reference Stock Price:

---------------    ------------------------------------------------------------------------------------
                               (B1)                        (B2)                         (B3)
      (A)                  Value of cash            Consideration to be         Consideration to be
                      consideration paid to a     received by a holder of     received by a holder of
  Redemption          holder of 283 shares of     283 shares of Conestoga     283 shares of Conestoga
 Value of 100         Conestoga common stock     common stock electing to     common stock electing to
   shares of         electing to receive 100%        receive 55%  cash           receive 100% stock
 Series A Stock        cash consideration in       consideration and 45%        consideration in the
                      the Merger (assuming no     stock consideration in      Merger (assuming no pro
                            pro ration)                 the Merger                    ration)

---------------    ------------------------------------------------------------------------------------
 .  $6,693.70         .  $9,339.00 in cash        .  227 shares of D&E         .  504 shares of D&E
   in cash                                          common stock (valued         common stock (valued at
                                                    at $4,199.50 (based on       $9,324 (based on a per
                                                    a per share price of         share price of $18.50)),
                                                    $18.50)),                    and
                                                 .  $3.05 cash in lieu of     .  $15 cash in lieu of a
                                                    a fractional share, and      fractional share
                                                 .  $5,136.45 in cash

---------------    ------------------------------------------------------------------------------------

The foregoing illustrations are not intended in any way to serve as predictions of future values for Conestoga or D&E common stock or regarding the actual consideration to be received by any holder of shares of Conestoga common stock in the Merger. Each holder of Series A Stock is urged independently to determine the merits and risks involved in determining to allow his or her shares of Series A Stock to be redeemed pursuant to this Notice or to exercise the right to have such shares convert into shares of Conestoga common stock. In particular, holders of Series A Stock should refer to publicly available information regarding Conestoga and the Merger, including that information referred to below. In addition, holders of Series A Stock should be aware that consummation of the Merger is subject to a number of conditions and there is no assurance that such conditions will be satisfied.

D&E and Conestoga intend to filed a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission. Investors and security holders will be able to obtain a free copy of such document at the Commission's web site at www.sec.gov. Documents filed with the Commission by D&E and Conestoga may also be obtained for free from Conestoga by directing a request to Conestoga, 202 East First Street, Birdsboro, Pennsylvania 19508, Attn: Investor Relations. Certain of these documents may also be accessed on Conestoga's website at www.callconestoga.com when they become available. THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. IN SUCH EVENT, INVESTORS AND

SECURITY HOLDERS ARE URGED TO READ D&E'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

C.  Other Information About Conestoga:
    ---------------------------------

    Conestoga is subject to the informational requirements of the Securities Exchange Act of 1934, and files reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, proxy statements and other information that Conestoga files at the Securities and Exchange Commission's public reference rooms at:

            .  450 Fifth Street, N.W., Washington, D.C. 20549

            .  7 World Trade Center, Suite 1300, New York, New York 10048

            . Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661

    You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Conestoga's Securities and Exchange Commission filings are also available on the Securities and Exchange Commission's Internet site at http://www.sec.gov. Conestoga's common stock (symbol: CENI) is traded on the NASDAQ National Market. Therefore, you can also inspect reports, proxy statements and other information concerning Conestoga at the offices of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006.

                              *  *  *  *  *  *  *


                                          CONESTOGA ENTERPRISES, INC.


                                          BY:________________________________
                                               Albert H. Kramer
                                          Date: January 7, 2002